Exhibit 99.1

PRESS RELEASE

Atento Reports Fourth Quarter and
Full Year 2014 Results

Full Year 2014 Highlights

▪	Solid growth and strengthened LatAm market leadership position, fuelled by strong commercial momentum, robust performance of key markets and favorable industry tailwinds
▪	Revenue up 7.7% on constant currency basis to $2,298.3 million, driven by a combined 10.5% growth in the Americas and Brazil
▪	Adjusted EBITDA up 13.7% on constant currency basis to $306.4 million, Adjusted EBITDA margin up 70 basis points, bolstered by improved operations productivity, operating efficiencies and evolved business mix
▪	Enhanced financial flexibility bolstered by significantly improved free cash flow and reduced net leverage to 1.4x

Fourth Quarter 2014 Highlights

▪	Revenue up 5.8% on constant currency basis to $555.1 million, driven by a combined 8.4% growth in the Americas and Brazil
▪	Adjusted EBITDA up 13.6% on constant currency basis to $86.5 million, driving strong margin expansion, with Adjusted EBITDA margin up 120 basis points
▪	Sound liquidity with USD238 million of cash and cash equivalents at the end of the period

NEW YORK, NY, March 10, 2015 – Atento S.A. (NYSE: ATTO), the leading provider of customer relationship management and business process outsourcing services in Latin America and Spain, today announced its financial results for the fourth quarter and full year 2014.

“We have delivered robust financial results in 2014, further strengthening our leadership position in the fast-growing BPO CRM LatAm market. We have achieved a solid double-digit revenue growth in the Latam region where we continue to benefit from favorable outsourcing trends, increased share of wallet with existing clients and new client wins. In addition, we have also achieved a strong performance in terms of margin expansion, reflecting the execution of our on-going efficiency programs, and an improved business mix. Our performance in 2014 provides an excellent foundation to continue investing in the growth of our business while delivering sustainable value creation for our shareholders,” said Alejandro Reynal, Chief Executive Officer of Atento.

Summary

($ in millions)	Q4 2013	Q4 2014	FY2013	FY2014
Revenue	593.8	555.1	2,341.1	2,298.3
CCY growth		5.8%		7.7%
Adjusted EBITDA	85.5	86.5	295.1	306.4
Margin	14.4%	15.6%	12.6%	13.3%
CCY growth		13.6%		13.7%
Cash and Cash equivalents(1)	213.5	238.3	213.5	238.3
Leverage (x)	2.2	1.4	2.2	1.4

(1) Cash and Cash equivalents includes short-term financial investments.

Group Consolidated Operating Results

For the full year 2014, revenue was $2,298.3 million compared to $2,341.1 million for the previous year, a decrease of 1.8 percent but an increase of 7.7 percent in constant currency, driven primarily by a strong performance in the Americas and Brazil, largely offsetting the reduction in EMEA. Revenue in LatAm, including Americas and Brazil, increased 10.5 percent in constant currency.

We have continued to increase our revenue diversification from Telefónica with significant customer wins in the Telco, financial, retail and other segments. As of the end of the year, non-Telefónica revenue represented 53 percent of total revenue, an increase of 2 percentage points over the prior year.

For the fourth quarter of 2014, revenue was $555.1 million compared to $593.8 million for the same quarter of the previous year, a decrease of 6.5 percent but an increase of 5.8 percent in constant currency. Strong growth was driven by LatAm revenue, including Americas and Brazil, increasing 8.4 percent in constant currency over the period.

Adjusted EBITDA for the full year 2014 was $306.4 million, or 13.3 percent of revenue, compared to $295.1 million, or 12.6 percent, for the full year 2013, an increase of 3.8 percent and 13.7 percent in constant currency. The robust increase in adjusted EBITDA was driven by improved operations productivity, reduced employee turnover, operating efficiencies and improved revenue margin mix.

Adjusted EBITDA for the fourth quarter of 2014 was $86.5 million, or 15.6 percent of revenue, compared to $85.5 million, or 14.4 percent of revenue, for the fourth quarter of 2013, an increase of 1.2 percent and 13.6 percent in constant currency. The increase in adjusted EBITDA was primarily attributable to growth with existing customers, better revenue margin mix and operational efficiencies achieved from our ongoing margin expansion initiatives.

Adjusted earnings was $82.7 million for the full year 2014, compared to $85.2 million for the full year 2013. Adjusted earnings per share was $1.12 in the full year of 2014, an increase of 7.5% in constant currency despite $33.4 million negative impact from non-cash net foreign exchange losses.

Adjusted earnings was $31.5 million in the fourth quarter of 2014, compared to $43.5 million for the fourth quarter of 2013. Adjusted earnings per share was $0.43 in the fourth quarter of 2014, a decrease of 20.6% in constant currency impacted by $15.0 million non-cash net foreign exchange losses and increased tax charges from non-deductible IPO expenses and write-off of existing tax credits at Spanish entities.

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Free Cash Flow improved to $15.2 million in 2014 from $(3.4) million for the full year 2013, a significant increase driven by a stronger net cash flow from operating activities.

Free Cash Flow was $(28.8) million for the fourth quarter of 2014 compared to $(15.0) million in the same quarter last year, a decrease of 92 percent primarily due to exceptionals costs incurred in connection with our Initial Public Offering (IPO).

Adjusted quarterly and full-year earnings and EBITDA are non-GAAP financial measures that are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

Segments Reporting

	Q4 2013	Q4 2014	FY 2013	FY 2014
Brazil Region
Revenue	306.6	278.6	1,206.1	1,184.8
CCY growth		2.5%		7.5%
Adjusted EBITDA	49.9	48.4	161.1	172.1
Margin	16.3%	17.4%	13.4%	14.5%
CCY growth		8.6%		16.9%
Americas Region
Revenue	198.3	202.7	772.7	779.4
CCY growth		17.4%		15.3%
Adjusted EBITDA	34.6	32.5	118.4	117.7
Margin	17.4%	16.0%	15.3%	15.1%
CCY growth		7.2%		10.7%
EMEA Region
Revenue	89.0	74.0	363.1	334.8
CCY growth		(8.4)%		(7.7)%
Adjusted EBITDA	4.3	9.0	26.7	26.4
Margin	4.8%	12.2%	7.4%	7.9%
CCY growth		120.9%		(1.2)%

Brazil Region

For the full year 2014, revenue for the Brazil region was $1,184.8 million compared to $1,206.1 million for the previous year, a decrease of 1.8 percent but an increase of 7.5 percent in constant currency.

For the fourth quarter of 2014, revenue for the Brazil region was $278.6 million compared to $306.6 million for the same quarter of the previous year, a decrease of 9.1 percent but an increase of 2.5 percent in constant currency.

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Our revenue performance in the Brazil region in the year highlights the value proposition of Atento as a fully independent company, as we continue to execute on our revenue diversification strategy and drive growth outside of Telefónica, and our ability to perform strongly in different macro environments.

Non-TEF revenue showed a remarkable performance in the year driven mainly by growth with new clients in the Telco sector, with revenues rising at double digit growth rates (+11.0%) in the year.

Adjusted EBITDA for the full year 2014 was $172.1 million, or 14.5 percent of revenue, compared to $161.1 million, or 13.4 percent of revenue, for previous year.

Adjusted EBITDA for the fourth quarter of 2014 was $48.4 million, or 17.4 percent of revenue, compared to $49.9 million, or 16.3 percent of revenue, for the fourth quarter of 2013.

The margin increase was driven by strong growth in revenue, enhanced margin mix and operating efficiencies from our margin expansion initiatives.

Americas Region

For the full year 2014, revenue for the Americas region was $779.4 million compared to $772.7 million for the previous year, an increase of 0.9 percent and 15.3 percent in constant currency.

For the fourth quarter of 2014, revenue for the Americas region was $202.7 million compared to $198.3 million for the same quarter of the previous year, an increase of 2.2 percent and 17.4 percent in constant currency; driven largely by solid performance across our main countries encompassing the region, increased share of wallet with existing clients and new customer wins.

Adjusted EBITDA for the full year 2014 was $117.7 million, or 15.1 percent of revenue, compared to $118.4 million, or 15.3 percent of revenue, for previous year.

Adjusted EBITDA for the fourth quarter of 2014 was $32.5 million, or 16.0 percent of revenue, compared to $34.6 million, or 17.4 percent of revenue, for the fourth quarter of 2013. Adjusted EBITDA strong performance across the region in the year was driven by ongoing margin expansion initiatives and higher margin revenues. In the fourth quarter of 2014, adjusted EBITDA margin was impacted by higher commercial costs to drive our growth initiatives and allocation of corporate costs.

EMEA Region

For the full year 2014, revenue for the EMEA region was $334.8 million compared to $363.1 million for the previous year, a decrease of 7.8 percent and 7.7 percent in constant currency.

For the fourth quarter of 2014, revenue for the EMEA region was $74.0 million compared to $89.0 million for the same quarter of the previous year, a decrease of 16.9 percent and 8.4 percent in constant currency; driven largely by a decrease in volume with Telefónica.

Non-Telefónica revenue increased in the year by 6.8 percent, as we start to see the benefit from the stabilization of the Spanish economy and our growth strategy with new clients.

Adjusted EBITDA for the full year 2014 was $26.4 million, or 7.9 percent of revenue, compared to $26.7 million, or 7.4 percent of revenue, for the previous year.

Adjusted EBITDA for the fourth quarter of 2014 was $9.0 million, or 12.2 percent of revenue, compared to $4.3 million, or 4.8 percent of revenue, for the fourth quarter of 2013, fuelled by the positive impact of the restructuring process executed in Spain.

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Strong Balance Sheet and Ample Liquidity Enhancing Financial Flexibility

At December 31, 2014, Atento had cash, cash equivalents and short-term financial investments totaling $238.3 million compared to $213.5 million over the same period last year.

At December 31, 2014, total net debt with third parties was $415.0 million, compared to $637.7 million at the end of 2013. The reduction in total net debt with third parties was driven by increased EBITDA growth and enhanced Free Cash Flow generation over the period.

The Company’s LTM Adjusted EBITDA to net debt with third parties decreased to 1.4x at December 31, 2014 from 2.2x at December 31, 2013.

The Company´s financial structure was significantly improved at December 31, 2014 compared to the previous year, driven by debt reduction and the capitalization of Preferred Equity Certificate instruments (PECs) upon completion of the Company’s Initial Public Offering (IPO). Equity increased to $464.9 million at December 31, 2014, from $(134.0) over the same period last year.

During the fourth quarter of 2014, the Company invested $54.7 million, or 9.9 percent of revenues, in capital expenditures primarily for the construction and initial fit-out of our service delivery centers, and the acquisition of computer and technology equipment. For the full year 2014, the Company invested $120.1 million, or 5.2 percent of revenues.

2015 Business Outlook

For the twelve months ending December 31, 2015, the Company anticipates the financial results presented below. This guidance assumes no acquisitions or changes in the current operating environment, capital structure or exchange rates movements on the translation of our financial statements in USD. The Company expects normal seasonal impacts which would cause our quarterly revenue to follow similar trends as last year, with a greater portion recorded in the second half of the year.

•	Constant currency revenue growth estimated to range between 6% and 9%

•	Adjusted EBITDA Margin estimated to range between 13.0% and 13.5%

•	Effective Tax Rate to approximate 32%

•	Capital expenditures as a percentage of sales to be around 5.0%

•	Costs not related to our core of operations to be around $9 million

•	Fully diluted shares outstanding to approximate 73.6 million

Conference Call

Atento will host a conference call and webcast for investors on Tuesday, March 10, 2014 at 8:00 am EST to discuss the financial results. The conference call can be accessed by dialing (877) 407-3982 domestic, UK: (+44) 0 800 756 3429, Brazil: (+55) 0 800 891 6221, or Spain: (+34) 900 834 239. All other international callers can access the conference call by dialing (201) 493-6780. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The conference call will also be webcasted through a link on Atento's Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

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About Atento

Atento is the largest provider of customer relationship management and business process outsourcing ("CRM BPO") services in Latin America and Spain, and among the top three providers globally, based on revenues. Since 1999, the Company has developed its business model in 14 countries where it employs over 154,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services across multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, media and technology, health, retail and public administrations, among others.

Investor Relations

Elena Cebollero Fraile

Director of Corporate Finance & Investor Relations

+34 917 40 74 40

Ed Yuen

+1 203 962 5947

investor.relations@atento.com

Media

Maite Cordero Muñoz

Director of Strategic Communications

+ 34 917 40 74 47

Eliot Rebensdorf

+1 212 850 5638

media@atento.com

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in the Form 6-K.

Consolidated Income Statement

	For the three months ended December 31,		Change excluding FX	For the year ended December 31,		Change excluding FX
($ in thousands, except percentage changes)	2013	2014	(%)	2013	2014	(%)
	(unaudited)			(audited)	(unaudited)
Revenue	593.8	555.1	5.8	2,341.1	2,298.3	7.7
Other operating income	3.7	2.8	(19.8)	4.4	4.6	8.7
Own work capitalized	0.4	0.1	(74.9)	0.9	0.5	(32.5)
Other gains	-	0.6	N.M.	-	35.1	N.M.
Operating expenses:
Supplies	(43.7)	(25.6)	(34.2)	(115.3)	(104.8)	0.2
Employee benefit expense	(416.7)	(390.0)	6.3	(1.643.5)	(1,636.4)	9.3
Depreciation and amortisation	(32.1)	(28.2)	(2.2)	(129.0)	(119.8)	(0.3)
Changes in trade provisions	(1.0)	1.9	N.M.	2.0	1.7	(10.1)
Other operating expenses	(72.5)	(110.0)	64.3	(355.6)	(360.2)	9.2
Impairment charges	-	0.7	N.M.	-	(31.8)	N.M.
Total operating expenses	(566.0)	(551.2)	9.6	(2,241.4)	(2,251.3)	9.7
Operating profit	31.9	7.4	(60.5)	105.0	87.2	(1.3)
Finance income	4.8	29.9	N.M.	17.8	58.3	N.M.
Finance costs	(31.2)	(27.5)	0.6	(135.1)	(135.7)	5.8
Net foreign exchange gain/(loss)	11.7	(15.0)	N.M.	16.6	(33.4)	N.M.
Net finance expense	(14.7)	(12.6)	4.8	(100.7)	(110.8)	17.4
Profit/(Loss) before tax	17.2	(5.2)	(116.3)	4.3	(23.6)	N.M.
Income tax benefit/(expense)	(2.8)	(20.7)	N.M.	(8.3)	(18.5)	N.M.
Profit/(Loss) for the period
Basic and diluted result per share (in U.S. dollars)	14.4	(25.9)	N.M.	(4.0)	(42.1)	N.M.

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Selected segmental income statement items

	For the three months ended December 31		Change	Change excluding FX	For the year ended December 31		Change	Change excluding FX
($ in millions, except percentage changes)	2013	2014	(%)	(%)	2013	2014	(%)	(%)
	(unaudited)				(unaudited)
Revenue:
Brazil	306.6	278.6	(9.1)	2.5	1,206.1	1,184.8	(1.8)	7.5
Americas	198.3	202.7	2.2	17.4	772.7	779.4	0.9	15.3
EMEA	89.0	74.0	(16.9)	(8.4)	363.1	334.8	(7.8)	(7.7)
Other and eliminations	(0.1)	(0.2)	100.0	-	(0.8)	(0.7)	(12.5)	(50.0)
Total revenue	593.8	555.1	(6.5)	5.8	2,341.1	2,298.3	(1.8)	7.7
Adjusted EBITDA:
Brazil	49.9	48.4	(3.0)	8.6	161.1	172.1	6.8	16.9
Americas	34.6	32.5	(6.1)	7.2	118.4	117.7	(0.6)	10.7
EMEA	4.3	9.0	109.3	120.9	26.7	26.4	(1.1)	(1.2)
Other and eliminations	(3.3)	(3.4)	3.0	12.1	(11.1)	(9.8)	(11.7)	(9.9)
Total Adjusted EBITDA	85.5	86.5	1.2	13.6	295.1	306.4	3.8	13.7

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss) for the period from continuing operations

	For the three months ended December 31		For the year ended December 31
($ in millions)	2013	2014	2013	2014
	(unaudited)		(unaudited)
Profit/(loss) for the period from continuing operations	14.4	(25.9)	(4.0)	(42.1)
Net finance expense	14.6	12.6	100.7	110.8
Income tax expense	2.8	20.7	8.3	18.5
Depreciation and amortisation	32.1	28.2	129.0	119.8
EBITDA (non-GAAP)	63.9	35.6	234.0	207.0
Acquisition and integration related costs (a)	8.2	2.2	29.3	9.9
Restructuring costs (b)	8.8	3.0	12.8	26.7
Sponsor management fees (c)	3.2	-	9.1	7.3
Site relocation costs (d)	-	0.3	1.8	1.7
Financing and IPO fees (e)	1.0	40.8	6.1	51.9
Asset impairments and Other (f)	0.4	4.6	2.0	1.9
Adjusted EBITDA (non-GAAP)	85.5	86.5	295.1	306.4

(a)	Acquisition and integration costs incurred in 2012, 2013, and 2014 are costs associated with the Acquisition and post-Acquisition process targeting primarily financial and operational improvements. Nearly all of the $62.6 million in expenses for the year ended December 31, 2012, are directly related to Acquisition and integration related costs (banking, advisory, legal fees, etc.). For the year ended December 31, 2013, of the $29.3 million, $27.9 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($14.7 million), improvement of financial and cash flow reporting ($5.9 million), improving the efficiency in procurement ($4.8 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($1.4 million). Acquisition and integration related cost incurred for the year ended December 31, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm ($4.0 million), improving the efficiency in procurement ($2.3 million), and IT transformation projects ($2.5 million). These projects have substantially been completed by the end of 2014.

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Acquisition and integration related costs incurred for the three months ended December 31, 2013 include primarily costs associated with the Acquisition. For the three months ended December 31, 2013, of the $8.2 million, $7.8 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($3.8 million) and improving the efficiency in procurement ($3.9 million). Acquisition and integration related cost incurred for the three months ended December 31, 2014 primarily resulted from consulting fees incurred in connection with IT transformation projects. These projects have substantially been completed by the end of 2014.

(b)	Restructuring costs incurred in 2012, 2013 and 2014 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. In 2012, restructuring costs primarily represented costs incurred in Chile related to the implementation of a new service delivery model with Telefónica, which affected the profile of certain operations personnel, and other restructuring costs for certain changes to the executive team in EMEA and Americas region. For the year ended December 31, 2013, $8.6 million of our restructuring costs were related to the relocation of corporate headquarters and severance payments directly related to the Acquisition. In addition in 2013, we incurred in restructuring costs in Spain of $1.5 million (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and in Chile of $1.4 million (relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million related to the restructuring of specific operations, Chile of $2.5 million related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and in connection with certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters.

Restructuring costs incurred for the three months ended December 31, 2013, primarily include $7.6 million related to the relocation of our corporate headquarters, $0.7 million in Chile relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and restructuring costs in Morocco of $0.4 million and in Spain of $0.1 million as a consequence of significant reduction in activity levels as a result of adverse market conditions. Of the $3.0 million of restructuring costs incurred for the three months ended December 31, 2014, $2.7 million are related to restructuring costs incurred in Chile ($1.1 million) in connection with certain changes to the executive team, and the restructuring of specific operations in Peru and Argentina ($1.6 million).

(c)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the period presented. These fees have ceased following the offering.

(d)	Site relocation costs incurred for the three months and year ended December 31, 2012, 2013 and 2014 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.

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(e)	Financing and IPO fees for the three months and year ended December 31, 2013 primarily relate to professional fees incurred in 2013 in connection with the issuance of the Senior Secured Notes and to pay financial advisory fees. Financing fees and IPO fees for the three months and year ended December 31, 2014 primarily relate to fees incurred in connection with the IPO process including among others advisory, auditing and legal expenses. These fees have ceased in 2014.

(f)	Asset impairments and other costs incurred for the year ended 31, 2012 related to a release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargain agreement negotiation in Spain. Asset impairment and other costs for the three and year ended December 31, 2013 relates to charges associated to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairment and other cost incurred for the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic of $3.7 million and Spain of $28.8 million and other non-recurrent costs of $4.6 million during the three months ended December 31, 2014, primarily related to a Revenue adjustment in Spain ($2.4 million) related to prior fiscal years and a one off tax penalty in Colombia ($1.3 million), offset by the amendment of the MSA with Telefónica by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee compensated by Telefónica.

Reconciliation of Adjusted Earnings to Earnings/(loss) for the period from continuing operations

	For the three months ended December 31		For the year ended December 31,
($ in millions, except percentage changes)	2013	2014	2013	2014
Loss attributable to equity holders of the parent	14.4	(25.9)	(4.0)	(42.1)
Acquisition and integration related costs (a)	8.2	2.2	29.3	9.9
Amortization of Acquisition related Intangible assets (b)	10.8	8.1	40.7	36.6
Restructuring costs (c)	8.8	3.0	12.8	26.7
Sponsor management fees (d)	3.2	-	9.1	7.3
Site relocation costs (e)	-	0.3	1.8	1.7
Financing and IPO fees (f)	1.0	40.8	6.1	51.9
PECs interest expense (g)	6.8	(0.4)	25.7	25.4
Asset impairments and Other (h)	0.4	4.6	2.0	1.9
DTA adjustment in Spain (i)	-	9.8	-	9.8
Tax effect (j)	(10.1)	(11.0)	(38.3)	(46.4)
Adjusted Earnings /(Loss) (non- GAAP) (unaudited)	43.5	31.5	85.2	82.7
Adjusted Earnings per share (in U.S. dollars) (*)	0.59	0.43	1.16	1.12

(*) Adjusted Earnings per share calculated assuming Atento S.A. ordinary shares of 73,619,511 giving effect to the completion of the IPO and the Reorganization Transaction

(a)	Acquisition and integration costs incurred in 2012, 2013, and 2014 are costs associated with the Acquisition and post-Acquisition process which has target primarily financial and operational improvements. Nearly all of the $62.6 million in expenses for the year ended December 31, 2012, are directly related to Acquisition and integration related costs (banking, advisory, legal fees, etc.). For the year ended December 31, 2013, of the $29.3 million, $27.9 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($14.7 million), improvement of financial and cash flow reporting ($5.9 million), improving the efficiency in procurement ($4.8 million) and headhunting fees related primarily to strengthening the senior management team post-Acquisition ($1.4 million). Acquisition and integration related cost incurred for the year ended December 31, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan an operational set-up with a leading consulting firm ($4.0 million), improving the efficiency in procurement ($2.3 million), and IT transformation projects ($2.5 million). These projects have substantially been completed by the end of 2014.

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Acquisition and integration related costs incurred for the three months ended December 31, 2013 include primarily costs associated with the Acquisition. For the three months ended December 31, 2013, of the $8.2 million, $7.8 million are related to professional fees incurred to establish Atento as a standalone company not affiliated to Telefónica. These projects are mainly related to full strategy review including growth implementation plan and operational set-up with a leading consulting firm ($3.8 million) and improving the efficiency in procurement ($3.9 million). Acquisition and integration related cost incurred for the three months ended December 31, 2014 primarily resulted from consulting fees incurred in connection with IT transformation projects. These projects have substantially been completed by the end of 2014.

(b)	Amortization of Acquisition related intangible assets represents the amortization expense of intangible assets resulting from the Acquisition and has been adjusted to eliminate the impact of the amortization arising from the Acquisition which is not in the ordinary course of our daily operations and distorts comparison with peers and results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated at primarily nine years.

(c)	Restructuring costs incurred in 2012, 2013 and 2014 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. In 2012, restructuring costs primarily represented costs incurred in Chile related to the implementation of a new service delivery model with Telefónica, which affected the profile of certain operations personnel, and other restructuring costs for certain changes to the executive team in EMEA and Americas region. For the year ended December 31, 2013, $8.6 million of our restructuring costs were related to the relocation of corporate headquarters and severance payments directly related to the Acquisition. In addition in 2013, we incurred in restructuring costs in Spain of $1.5 million (relating to restructuring expenses incurred as a consequence of significant reduction in activity levels as a result of adverse market conditions in Spain), and in Chile of $1.4 million (relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica). Restructuring costs incurred for the year ended December 31, 2014, are primarily related to headcount restructuring activities in Spain. In addition, we incurred restructuring costs not related to our core results of operations in Argentina and Peru of $4.8 million related to the restructuring of specific operations, Chile of $2.5 million related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and in connection with certain changes to the executive team, and an additional $0.7 million related to the relocation of corporate headquarters.

Restructuring costs incurred for the three months ended December 31, 2013, primarily include $7.6 million related to the relocation of our corporate headquarters, $0.7 million in Chile relating to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica, and restructuring costs in Morocco of $0.4 million and in Spain of $0.1 million as a consequence of significant reduction in activity levels as a result of adverse market conditions. From the $3.0 million of restructuring costs incurred for the three months ended December 31, 2014, $2.7 million are related to restructuring costs incurred in Chile ($1.1 million) in connection with certain changes to the executive team, and the restructuring of specific operations in Peru and Argentina ($1.6 million).

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(d)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the period presented. These fees have ceased following the offering.

(e)	Site relocation costs incurred for the three months and year ended December 31, 2012, 2013 and 2014 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.

(f)	Financing and IPO fees for the three months and year ended December 31, 2013 primarily relate to professional fees incurred in 2013 in connection with the issuance of the Senior Secured Notes and to pay financial advisory fees. Financing fees and IPO fees for the three months and year ended December 31, 2014 primarily relate to fees incurred in connection with the IPO process including among others advisory, auditing and legal expenses. These fees have ceased in 2014.

(g)	PECs Interest expense represents accrued interest on the preferred equity certificates that were capitalized in connection with the IPO.

(h)	Asset impairments and other costs incurred for the year ended 31, 2012 related to a release of an employee benefit accrual of $11.3 million following the better-than-expected outcome of the collective bargain agreement negotiation in Spain. Asset impairment and other costs for the three and year ended December 31, 2013 relates to charges associated to projects for inventory control in Brazil which are not related to our core results of operations. Asset impairment and other cost incurred for the year ended December 31, 2014, mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic of $3.7 million and Spain of $28.8 million and other non-recurrent costs of $4.6 million during the three months ended December 31, 2014, primarily related to a revenue adjustment in Spain ($2.4 million) related to prior fiscal years and a one off tax penalty in Colombia ($1.3 million), offset by the amendment of the MSA with Telefónica by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee compensated by Telefónica.

(i)	Deferred tax asset adjustment as a consequence of the tax rate reduction in Spain from 30% to 28% in 2015 and to 25% in 2016.

(j)	The tax effect represents the tax impact of the total adjustments based on a tax rate of 33.0% for the period from January 1, 2012 to November 30, 2012, 31.0% for the one-month period from December 1, 2012 to December 31, 2012, 30.0% for 2013 and 39.5% for the year ended December 31, 2014. The tax effect represents the tax impact of the total adjustments based on a tax rate of 30.0% for the three months ended December 31, 2013 and 39.5% for the three months ended December 31, 2014. The adjustments for the three months ended December 31, 2014 include $43.8 million of IPO fees that are not deductible and $9.8 million of DTA adjustments that are both excluded from the adjustments base for tax effect calculation.

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Reconciliation of Total Debt to Net Debt with third parties

($ in millions, except Net Debt / Adj. EBITDA LTM)

	As of December 31,	As of December 31,	As of December 31
	2013	2013	2014
		(Pro Forma) (1)
Cash and cash equivalents	213.5	213.5	211.4
Short term financial investments	-	-	26.9
Debt:
7.375% Sr. Sec. Notes due 2020	297.7	297.7	300.3
Brazilian Debentures	345.9	345.9	245.9
Vendor Loan Note (2)	151.7	151.7	-
Contingent Value Instrument	43.4	43.4	36.4
Revolving Credit Facility	-	-	-
Preferred Equity Certificates	519.6	-	-
Finance lease payables	11.9	11.9	9.0
Other borrowings	0.6	0.6	61.7
Total Debt	1,370.8	851,2	653.3
Net Debt (3)		637.7	415.0
Adjusted EBITDA LTM (4)		295.1	306.4
Net Debt / Adjusted EBITDA LTM		2.2x	1.4	x

(1)	Total capitalization as adjusted to give effect to the Reorganization Transaction, in connection with the completion of our IPO.

(2)	Reflects the prepayment to Telefónica of the entire indebtedness under the Vendor Loan Note.

(3)	In considering our financial condition, our management analyzes Net debt with third parties, which is defined as Total debt less cash, cash equivalents, and short-term financial investments. Net debt is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(4)	Adjusted EBITDA LTM is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

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Free cash flow

($ in millions)	For the three months ended December 31,		For the year ended December 31,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Net cash flow from operating activities	35.3	25.9	99.6	135.3
Capital expenditures (1)	(50.3)	(54.7)	(103.0)	(120.1)
Free cash flow (non-GAAP)	(15.0)	(28.8)	(3.4)	15.2

(1)	We define capital expenditures as the sum of additions to property, plant and equipment and the additions to intangible assets during the period presented.

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